E:	Kevin@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

June 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Matthew Derby

Re:	LZ Technology Holdings Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed March 21, 2024

File No. 333-276234

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 3, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note the changes you made to your disclosure appearing on the Cover page, Prospectus Summary, and Risk Factor sections relating to the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the Registration Statement that was filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have updated our disclosure on the Cover Page, and in the “Prospectus Summary” and “Risk Factors” sections relating to the legal and operational risks associated with operating in China and PRC regulations.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 June 10, 2024

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Runzhe Zhang, Chief Executive Officer of LZ Technology Holdings Limited at +86 186-0592-9066.

Sincerely,

/s/ Kevin Sun, Esq.
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Runzhe Zhang, LZ Technology Holdings Limited